July 7, 2020

US Securities and Exchange Commission

100 F ST NE

Washington, DC 20549

Re:	Green Stream Holdings Inc.
Form 10-12G Filed May 1, 2020
File No. 000-53279

Ladies and Gentlemen:

The Company is in receipt of the Commission’s letter dated May 28, 2020. The Company has amended its filing on Form 10 in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Part I. Description of Business, page 3

1.        We note disclosure in a risk factor on page 24 that currently issued Series B Convertible Preferred shares are, within 60 days, convertible into over 600 billion in common shares and that you do not currently have a sufficient number of authorized common shares to cover this conversion. Please clarify how you will ensure that you will have sufficient authorized common shares to issue upon conversion of the preferred shares. Additionally, please add risk factor disclosure regarding the impact of dilution once these shares are converted.

Response:

Ms. Cammarata has waived the provision requiring the Company to have the number of shares authorized into which the Series B Convertible Preferred Stock is convertible.

The Company has added the following risk factor with regard to the dilution:

You could suffer dilution should the Series B Convertible Preferred Stockholders convert their shares.

The President of the Company owns 600,000 shares of Series B Convertible Preferred Stock. If all of the Series B Convertible Preferred Stock is converted at the current conversion rate, an additional 600,000,000,000 shares of common stock could be issued to the holders thereof (i.e. more than the current number of authorized shares). This could cause you to suffer immediate and significant dilution such that the percentage of shares held by current shareholders after full conversion of the 600,000 Series B Convertible Preferred stock would be less than .1%.

Item 1A. Risk Factors, page 11

2.        We note that it appears that none of your employees have experience in this field. Please add risk factor disclosure. Additionally, please add risk factor disclosure regarding your net losses to date.

Response

The Company has added the following risk factor with regard to the lack of specific experience in the solar field:

The Company’s management doesn’t have specific experience in the design and installation of solar systems and relies on consultants and other third parties.

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The Company has partnered with Anthony Morali and Renewable Energy Development LLC (“RED”), a leading expert in solar infrastructure design as the Company’s management doesn’t have specific experience in the installation and design of solar systems. Should the Company not be able to maintain these relationships it would have a significant impact on our ability to continue with our business plan.

There are certain allegations of the existence of the number of promissory notes..., page 18

3.        We note disclosure on page 34 that you are not stating that the information provided is true and correct. Please revise to remove the disclaimer, as you are responsible for information contained in your registration statement. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of the third-party supplied information.

Response

The Company has removed the disclaimer and the listing of “purported notes”.

Exclusive Selection of Forum in the Bylaws, page 19

4.        We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please revise your disclosure to clarify this.

Response

The Company previously stated “You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Investors cannot waive compliance with federal securities laws and the rules and regulations thereunder” With regard to the Exchange Act’s exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

In order to further clarify the above disclosure already made, the Company revised it as follows:

“This choice of forum provision does not preclude or contract the scope of exclusive federal jurisdiction for any actions brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and the Company does not intend for the exclusive forum provision to apply to Exchange Act claims. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and that asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. In addition, our stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. Subject to the foregoing, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to this provision of our Bylaws.”

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Item 2. Financial Information, page 26

5.        Please revise here and in the business section to provide the information requested by Items101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs, in light of your net losses and the going concern opinion. Please disclose how you will meet your financial obligations for the next twelve months. We may have further comments.

Response

The Company has revised this section but has not reproduced the revisions here due to its length.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

6. We note your disclosure that states: “the persons listed below have sole voting power...except to the extent that power may be shared with a spouse.” Where any person listed in the table shares voting or dispositive power with a spouse or any other person, please name that other person in the table and describe the nature of the shared beneficial ownership. Please see Instruction 5 to Item 403 of Regulation S-K regarding disclosure of shared beneficial ownership.

Response

This section has been revised to remove the statement “except to the extent that power may be shared with a spouse” as it is not applicable to any person listed.

Item 5. Directors and Executive Officers; Key Employees, page 30

7.        Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose each of the entities that each individual has been associated within at least the past five years, their position at the entity, and disclose when they began working at each entity and when they ceased working at each entity. Additionally, we note on page 30 that Michael Sheikh is identified as your CFO. Please disclose his experience, and revise your signature page. We note that your currently identify Ms. Cammarata as the CFO on the signature page. Further, we note that you identify Mr. Ware as having significant experience with respect to the field of construction and solar development; however the description of his experience does not indicate that he has any experience in this field. Please advise or revise.

Response

The Company has revised this section as follows:

The reference to Michael Sheikh as CFO has been removed. Mr. Sheik is no longer with the Company.

Mr. Ware’s biography has been updated to remove references to his experience in the solar field and to add the dates and places of employment over the past five years.

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The Company also appointed Ashley Gordon as a director on May 26, 2020. Mr Gordon’s biography is as follows:

Ashley Gordon was appointed to the Board of Directors on May 26, 2020. Mr. Gordon has been in the renewable energy business for more than a decade, starting as a Sales Manager at Next Generation Alternative Energy in 2009, moving to Euro Cal Construction in 2012 as manager of Commercial Sales, and in 2017 becoming a Renewable Energy Project Developer with Alacrity Energy. At Alactrity, he is responsible for developing solar energy projects within the Commercial & Industrial space. This includes contract negotiation, property scoping, system design, ESS integration, hiring subcontractors, equipment procurement, permit filing , timeline management, sales cycle management, field team management, hosting meetings, reporting, selecting finance options (C-PACE, PPA’s, operating leases, capital leases), and securing utility interconnection agreements.

The Company appointed Richard Rodgers as a director on May 26, 2020. Mr. Rodgers’ biography is as follows:

Richard Rodgers has more than 20 years’ experience in commercial lending. He has been Managing Partner and Executive Director at Acculend since 2006, arranging low-cost debt financing solutions for multifamily and mixed-use properties nationwide with an emphasis on Owner Occupied Commercial Real Estate loans. Acculend specials in Government Guaranteed Lending standards, combined with conventional lending, putting small businesses in position to grow and expand.

Item 8. Legal Proceedings, page 32

8.        We note that several of the purported notes detailed on page 34 have been listed more than once and that the total of the notes does not agree to the $16.4 million total disclosed in the first paragraph on page 33. Please revise your disclosure to reconcile.

Response

We have removed the list of notes. However, an updated table reconciling to the amount set forth on page 34:

Consolidated Condensed Financial Statements, page F-1

9.        Please ensure that unaudited financial statements are labeled as unaudited.

Response

The Company has labeled the unaudited financial statements as “unaudited”.

10.        Revise your balance sheets to include a balance sheet as of the end of the preceding fiscal year. Refer to Rule 10-01(c)(1) of Regulation S-X.

Response

The balance sheet has been updated consistent with the comment.

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11.        Please tell us how the payments contemplated in Exhibits 10.1 and 10.2 have been recorded in your financial statements.

Response

The initial payments of $5,000 and $95,000 were recorded as a share repurchase. The payment increases the current liability rather than cash since it was paid for by borrowing money. It also reduces equity as either an income statement expense or a decrease in paid in capital.

Consolidated Condensed Statements of Changes in Stockholders' Equity, page F-5

12.        We note from page 36 that you issued a total of 266,665 shares to five people pursuant to a settlement agreement on December 2, 2019. Please tell us how this issuance was recorded in your financial statements.

Response

The Condensed Statements of Cash Flows includes a notation reflecting the issuance of 266,665 shares.

The Consolidated Condensed Statements of Changes in Stockholders’ Deficit now reflect the issuance of 266,665 shares.

Consolidated Balance Sheets, page F-16

13.        We note you have revised the presentation and characterization of your fixed assets and other assets, on the face of your balance sheets and in your footnote disclosure, from what was presented in the financial statements for the same periods included in your registration statement on Form 1-A. Please tell us the reason for these changes, and revise your disclosure to more specifically describe these assets, their useful lives, and to disclose why you have not recorded any depreciation or amortization on these assets.

Response

Note 3 now states that Depreciation was not taken since the projects were yet to be completed and that we were uncertain of the final cost of the projects.

Notes to Consolidated Financial Statements, page F-20

14.        Please revise your footnotes to include disclosure related to the purported notes discussed on page 33. Refer to ASC 450-20-50.

Response

Note 9 has been added to address the allegations regarding the purported notes and ownership of Series B Preferred Stock.

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Exhibits

15.        Please file any agreements evidencing the February of 2019 merger between Green Stream Finance, Inc. and Eagle Oil Holding Company and the April 2019 reorganization and related issuance of 600,000 Class B Preferred shares to Madeleine Cammarata as exhibits to Form 10-12G.

Response

The Company has filed the following additional documents:

16.        We note that the Articles of Merger filed as Exhibit 2.2 to Form 10-12G identify Mr. Robert Ponce as CEO and President of Green Stream Finance, Inc., a Wyoming Corporation and the company through which we understand Green Stream Holdings Inc. conducts or intends to conduct operations. However, similar Articles of Merger filed as an exhibit to your Form 1-A filed September 27, 2019 identify Mr. Vincent Cammarata the CEO and President of this company. In each case, the Articles are marked as having been filed with the Wyoming Secretary of State on April 18, 2018 at 10:28 AM. Please explain to us the basis for this inconsistency.

Sincerely

GREEN STREAM HOLDINGS, INC.

Date: July 7, 2020	By:	/s/ Madeleine Cammarata
Madeleine Cammarata
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer

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